SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Golf Training Systems, Inc.
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                                (NAME OF ISSUER)



                     Common Stock, par value $.01 per share
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                         (TITLE OF CLASS OF SECURITIES)


                                   38168F-104
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                                 (CUSIP NUMBER)


                              Gary P. Kreider, Esq.
                       Keating, Muething & Klekamp, P.L.L.
                       One East Fourth Street, 18th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6411
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  July 21, 1997
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]






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 CUSIP NO. 38168F-104                  13D                PAGE   2  OF  6  PAGES


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 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        John Howard Laeri, Jr.

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 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]

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 3      SEC USE ONLY

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 4      SOURCE OF FUNDS*

           PF
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 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                [ ]

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 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States Citizen

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                        7      SOLE VOTING POWER
       NUMBER OF                   180,500
        SHARES       -------   -------------------------------------------------
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY
         EACH        -------   -------------------------------------------------
       REPORTING        9      SOLE DISPOSITIVE POWER
      PERSON WITH                  180,500
                     -------   -------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                180,500
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.2%
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14      TYPE OF REPORTING PERSON*

           IN
------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.     SECURITY AND ISSUER.

            This Schedule 13D relates to common stock, par value $.01 per share, of Golf Training Systems, Inc., a Delaware corporation. The address of Golf Training Systems is 3400 Corporate Way, Suite G, Duluth, Georgia 30136.

ITEM 2.     IDENTITY AND BACKGROUND.

          (a)  John H. Laeri, Jr.

          (b) Meadowcroft Associates, Inc., 9 Burr Road, Westport, Connecticut 06880- 4220

          (c) John H. Laeri, Jr. is the Chairman and a Managing Director of Meadowcroft Associates, Inc. He spent 32 years on Wall Street before founding MAI and has been involved in all phases of investment banking including research, capital raising, mergers and acquisitions and corporate reorganizations. He has served as Managing Director of The First Boston Corporation and Vice Chairman of Donaldson, Lufkin & Jenrette. He is a graduate of Williams College and served in the United States Marine Corps Reserve for six years. In early 1982, Mr. Laeri established the reorganization group at The First Boston Corporation and built it into the largest such group on Wall Street. From 1982 to 1990, the reorganization group, which specializes in advising corporate debtors and creditors in restructuring financial obligations and in reorganizing entities that have filed for bankruptcy, handled more than 60 restructuring assignments. Mr. Laeri is currently Chairman of the UNR Asbestos-Disease Claims Trust and a Trustee of the Celotex Asbestos Settlement Trust.

          (d) John H. Laeri, Jr., during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) John H. Laeri, Jr., during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Laeri being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  United States citizen.

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ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Since April 11, 1997, Mr. Laeri has purchased 180,500 shares of Golf Training Systems Common Stock for $237,109.50. The funds were obtained through Mr. Laeri's self-directed IRA rollover account, of which Mr. Laeri is the sole beneficiary.

ITEM 4.     PURPOSE OF TRANSACTION.

            Mr. Laeri considers his beneficial ownership of Golf Training Systems Common Stock as an investment which he will continue to evaluate. From time to time, Mr. Laeri may acquire additional shares of Common Stock or other equity securities of Golf Training Systems or dispose of some or all of the securities which he beneficially owns. Mr. Laeri intends to review his investment in Golf Training Systems on a continuing basis and may change his plans depending upon future developments.

            Mr. Laeri is not a director or officer of Golf Training Systems and does not participate in the management of Golf Training Systems.

            Other than as stated above, Mr. Laeri has no plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of Golf Training Systems, or the disposition of securities of Golf Training Systems;

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving Golf Training Systems or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of Golf Training Systems or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of Golf Training Systems, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of Golf Training Systems;

          (f) Any other material change in Golf Training Systems' business or corporate structure;

          (g) Changes in Golf Training Systems' charter, bylaws or instruments corre sponding thereto or other actions which may impede the acquisition of control of Golf Training Systems by any person;

          (h) Causing a class of securities of Golf Training Systems to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of Golf Training Systems becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

          (j)  Any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER.

          (a) Mr. Laeri is the beneficial owner of 180,500 shares of Common Stock of Golf Training Systems which constitutes 5.2% of such stock outstanding based on the Issuer's Form 10-QSB for the quarter ended March 31, 1997.

          (b) Mr. Laeri has the sole power to vote and dispose of the Common Stock.

          (c) All of the following trades were made through market transactions in the last 60 days:


    Date          Purchase or Share    Number of Shares          Price Per Share
    ----          -----------------    ----------------          ---------------
  06/05/97            Purchase               2,000                  $ 1 3/8
  06/05/97            Purchase               3,000                    1 7/16
  06/10/97            Purchase               5,000                    1 5/16
  06/12/97            Purchase               5,000                    1 1/4
  06/13/97            Purchase               5,000                    1 5/16
  06/27/97            Purchase               5,000                    1 1/4
  06/30/97            Purchase               3,000                    1 1/4
  06/30/97            Purchase               2,000                    1 1/8
  07/01/97            Purchase               5,000                    1 1/4
  07/10/97            Purchase               5,000                    1 3/16
  07/11/97            Purchase               5,000                    1 5/32
  07/16/97            Purchase               2,000                    1 7/32
  07/16/97            Purchase               3,000                    1 1/4

    Date          Purchase or Share    Number of Shares          Price Per Share
    ----          -----------------    ----------------          ---------------
  07/17/97            Purchase               5,000                   1 5/16
  07/21/97            Purchase               2,500                   1 3/16
  07/21/97            Purchase               2,500                   1 5/16
  07/22/97            Purchase               2,000                   1 3/16
  07/22/97            Purchase               3,000                   1 3/16

          (d)  None.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Power of Attorney





Dated: July 29, 1997                                   /s/John H. Laeri, Jr.
                                                       ------------------------
                                                       John H. Laeri, Jr.

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                                    EXHIBIT 4

                                POWER OF ATTORNEY


     I, JOHN H. LAERI, JR., hereby appoint KEVIN E. IRWIN and GARY P. KREIDER, or either of them, as my true and lawful attorney-in-fact to sign on my behalf and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities Exchange Act of 1934.

            IN WITNESS WHEREOF, I have hereunto set my hand this 29th day of July, 1997.




                                                        /s/John H. Laeri, Jr.
                                                        ------------------------
                                                         JOHN H. LAERI, JR.